                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

     Rule 13e-3 Transaction Statement under Section 13(e) of the Securities
                     Exchange Act of 1934 [Amendment No. 2]

                          ARAMEX INTERNATIONAL LIMITED
                                (Name of Issuer)

                          ARAMEX INTERNATIONAL LIMITED
                               WILLIAM S. KINGSON
                       (Name of Persons Filing Statement)

                       COMMON SHARES, U.S. $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   G04450 10 5
                      (CUSIP Number of Class of Securities)
          ------------------------------------------------------------

                                  FADI GHANDOUR
                          ARAMEX INTERNATIONAL LIMITED
                          2 BADR SHAKER ALSAYYAB STREET
                            UM UTHAYNA, P.O. BOX 3371
                                   AMMAN 11181
                                     JORDAN
                            + 962-6-551-5111 EXT. 404
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
            and Communications on Behalf of Persons Filing Statement)
          ------------------------------------------------------------

                                 With a copy to:

                             STEPHEN P. DOYLE, ESQ.
                           WILMER, CUTLER & PICKERING
                               2445 M STREET, N.W.
                             WASHINGTON, D.C. 20037
                                 (202) 663-6000

This statement is filed in connection with (check the appropriate box):

    a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (Section 240.13e-3(c))
under the Securities Exchange Act of 1934 ("the Act").

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    b. [ ] The filing of a registration statement under the Securities Act of
           1933.

    c. [X] A tender offer.

    d. [ ] None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

    Check the following box if the filing is a final amendment reporting the results of the transaction: [X]


                            CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------
             Transaction valuation*                            Amount of filing fee
------------------------------------------------------------------------------------------------
                  $62,741,554                                       $12,548.31
------------------------------------------------------------------------------------------------

* Estimated for purposes of calculating the filing fee only. Calculated based on 5,228,462 total common shares outstanding on a fully diluted basis multiplied by the offer price of $12.00 per share. This calculation is based on the assumption that all outstanding options and warrants are exercised prior to tendering into the offer.

    [X] Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $12,548.31
    Form or Registration No.: Schedule TO-T/13E-3
    Filing Parties: Rasmala Distribution (Bermuda) Limited, Rasmala Distribution (Cayman) Limited, Fadi Ghandour, Rasmala Buyout Fund LP, Rasmala General Partners II Limited, Rasmala Partners Ltd., Ali Samir al Shihabi, Imtiaz Hydari, Salman Mahdi, Shirish Saraf, Arif Naqvi and Groupe Cupola Luxembourgeoise Holdings S.A.
    Date Filed: January 10, 2002





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                                  INTRODUCTION

    This Amendment No. 2 (this "Amendment") supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission (the "SEC") on January 10, 2002, as amended by Amendment
No. 1 on January 29, 2002 (the "Schedule 13E-3"), by Aramex International Limited, a company organized under the laws of Bermuda ("Aramex"), and William
S. Kingson ("Kingson"). The Schedule 13E-3 and this Amendment are filed in conjunction with the Tender Offer Statement originally filed on January 10, 2002 under cover of Schedule TO-T/13E-3 (the "SCHEDULE TO-T/13E-3"), as amended by Amendment No. 1 to the Schedule TO-T/13E-3 filed on January 29, 2002 and Amendment No. 2 to the Schedule TO-T/13E-3 filed on February 8, 2002, relating to the offer by Rasmala Distribution (Bermuda) Limited ("PURCHASER"), a company organized under the laws of Bermuda and a wholly-owned subsidiary of Rasmala Distribution (Cayman) Limited ("PARENT"), an exempted company incorporated with limited liability under the laws of the Cayman Islands, to purchase all outstanding common shares (including common shares issuable upon the conditional exercise of exercisable options to purchase common shares having exercise prices of less than $12.00 per share under Aramex's stock option plan) of Aramex at a purchase price of $12.00 per share, in cash, without interest thereon and less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 10, 2002 as amended and restated by Amendment No. 1 to the Schedule TO-T/13E-3 (the "OFFER TO PURCHASE") and in the related Letter of Transmittal, which is incorporated hereto by reference to the Schedule TO-T/13E-3 originally filed on January 10, 2002 (which, as amended from time to time, together constitute the "OFFER"). The amended and restated Offer to Purchase is incorporated herein by reference to Exhibit (a)(1) of Amendment No. 1 to the Schedule TO-T/13E-3 filed on January 29, 2002. This Amendment is being filed on behalf of Aramex and Kingson. Capitalized terms used and not defined herein shall have the meaning assigned to them in the Offer to Purchase.

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ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 11 of the Schedule 13E-3 is hereby supplemented by the following:

          The Offer expired at 12:00 midnight, New York City time, on Thursday, February 7, 2002. Pursuant to the Offer, based upon a report from the depositary for the Offer, Purchaser accepted for payment 4,998,670 Shares (including 282,150 common shares issuable upon the conditional exercise of exercisable options to purchase common shares having exercise prices of less than $12.00 per share). This number represents approximately 96.48% of the 5,181,068 outstanding shares on a fully diluted basis. On February 8, 2002, Rasmala Partners Ltd. issued a press release announcing the closing of the Offer and announcing that any shares of Aramex that were not acquired in the Offer are expected to be acquired by a compulsory acquisition at the same $12.00 per share cash price.

          The full text of the press release issued by Rasmala Partners Ltd. on February 8, 2002, announcing the expiration of the Offer and the acceptance of tendered shares for payment, is incorporated herein by reference to Exhibit
(a)(14) of Amendment No. 2 to the Schedule TO-T/13E-3 filed on February 8, 2002 by Rasmala Distribution (Bermuda) Limited, Rasmala Distribution (Cayman) Limited, Fadi Ghandour, Rasmala Buyout Fund LP, Rasmala General Partners II Limited, Rasmala Partners Ltd., Ali Samir al Shihabi, Imtiaz Hydari, Salman Mahdi, Shirish Saraf, Arif Naqvi and Groupe Cupola Luxembourgeoise Holdings S.A.

ITEM 16.  EXHIBITS

Item 16 of the Schedule 13E-3 is hereby amended to include the following exhibits:

Exhibit No            Description
----------            -----------
Exhibit (a)(1)        Offer to Purchase, dated January 29, 2002*****

Exhibit (a)(2)        Letter of Transmittal*

Exhibit (a)(3)        Notice of Guaranteed Delivery*

Exhibit (a)(4)        Form of Notice of Conditional Exercise*

Exhibit (a)(5)        Instructions for Conditional Exercise*

Exhibit (a)(6)        Memorandum to Eligible Option Holders*

Exhibit (a)(7)        Letter to Brokers, Dealers, Commercial Banks, Trust
                      Companies and Other Nominees*

Exhibit (a)(8)        Letter to Clients for Use by Brokers, Dealers, Commercial
                      Banks, Trust Companies and Other Nominees*

Exhibit (a)(9)        Guidelines for Certification of Taxpayer Identification
                      Number on Substitute Form W-9*

Exhibit (a)(10)       Guidelines for Certification of Foreign Status of
                      Beneficial Owner for United States Tax Withholding on
                      Form W-8BEN*

Exhibit (a)(11)       Text of Joint Press Release issued by Rasmala Distribution
                      (Cayman) Limited and Aramex International Limited on
                      January 4, 2002**

Exhibit (a)(12)       Text of Joint Press Release issued by Rasmala Distribution
                      (Cayman) Limited and Aramex International Limited on
                      January 10, 2002*

Exhibit (a)(13)       Summary Advertisement, published January 10, 2002*

Exhibit (a)(14)       Text of Press Release issued by Rasmala Partners Ltd. on
                      February 8, 2002******

Exhibit (b)(1)        Senior Bridge Facility Agreement, dated January 3, 2002,
                      between Rasmala Distribution


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
                      (Cayman) Limited as borrower, Rasmala Distribution
                      (Bermuda) Limited as guarantor and SHUAA Capital p.s.c. as lender*

Exhibit (b)(2)        Mezzanine Bridge Facility Agreement, dated January 3,
                      2002, between Rasmala Distribution (Cayman) Limited as
                      borrower, Rasmala Distribution (Bermuda) Limited as
                      guarantor and Capital Trust N.V. as lender*

Exhibit (b)(3)        Investor Loan Agreement, dated January 3, 2002, between
                      Rasmala Distribution (Cayman) Limited as parent, Rasmala
                      Distribution (Bermuda) Limited as guarantor and arranged
                      by Rasmala Buyout Fund LP*

Exhibit (b)(4)        Intragroup Loan Agreement, dated January 3, 2002, between
                      Rasmala Distribution (Cayman) Limited as lender and
                      Rasmala Distribution (Bermuda) Limited as borrower*

Exhibit (c)(1)        Opinion of BB&T Capital Markets, a division of Scott &
                      Stringfellow, Inc., dated January 3, 2002*

Exhibit (c)(2)        Presentation Materials of BB&T Capital Markets, a division of Scott & Stringfellow, Inc., dated January 3, 2002*

Exhibit (d)(1)        Agreement and Plan of Amalgamation, dated January 3, 2002, among Rasmala Distribution (Cayman) Limited, Rasmala
                      Distribution (Bermuda) Limited and Aramex International
                      Limited***

Exhibit (d)(2)        Voting and Tender Agreement, dated January 3, 2002, among
                      Fadi Ghandour, Rula Ghandour, William Kingson, Rasmala
                      Distribution (Cayman) Limited and Rasmala Distribution
                      (Bermuda) Limited*

Exhibit (d)(3)        Confidentiality Agreement, dated September 12, 2001,
                      between Aramex International Limited and Groupe Cupola
                      Luxembourgeoise Holdings S.A.*

Exhibit (d)(4)        Escrow Agreement, dated January 3, 2002, among Fadi
                      Ghandour, Rula Ghandour, William Kingson, Rasmala
                      Distribution (Cayman) Limited, Rasmala Distribution
                      (Bermuda) Limited and American Stock Transfer & Trust
                      Company*

Exhibit (d)(5)        Subscription and Shareholders' Agreement, dated January 3,
                      2002, among Rasmala Distribution (Cayman) Limited, Fadi
                      Ghandour, Rasmala Buyout Fund LP (acting by Rasmala
                      General Partners II Limited) and Champa Co-Investors
                      (Cayman) Limited*

Exhibit (d)(6)        Employment Agreement, dated January 1997, among Fadi
                      Ghandour and Aramex International Limited****

Exhibit (d)(7)        Employment Agreement, dated January 1997, among William
                      Kingson and Aramex International Limited****

Exhibit (d)(8)        Deed of Covenant, dated January 3, 2002, among Rasmala
                      Distribution (Cayman) Limited, Aramex International
                      Limited and Fadi Ghandour*

Exhibit (d)(9)        Deed of Covenant, dated January 3, 2002, among Rasmala
                      Distribution (Cayman) Limited, Aramex International
                      Limited and William Kingson*

Exhibit (d)(10)       Deed of Variation, dated January 3, 2002, among Fadi
                      Ghandour and Aramex International Limited*

Exhibit (d)(11)       Letter of Appointment, dated January 3, 2002, among
                      William Kingson and Aramex International Limited*

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
Exhibit (d)(12)       Letter of Appointment, dated January 3, 2002, among
                      William Kingson and Rasmala Distribution (Cayman) Limited*

Exhibit (d)(13)       Letter of Resignation, dated January 3, 2002, by William
                      Kingson and Aramex International Limited*

Exhibit (d)(14)       Share Charge, dated January 3, 2002, between Rasmala
                      Distribution (Bermuda) Limited and SHUAA Capital p.s.c. as
                      security trustee*

Exhibit (f)(1)        Section 106 of the Companies Act 1981 (Bermuda) (regarding appraisal rights)*

* Incorporated by reference to the Schedule TO-T/13E-3 filed by Rasmala Distribution (Bermuda) Limited, Rasmala Distribution (Cayman) Limited, Fadi Ghandour, Rasmala Buyout Fund LP, Rasmala General Partners II Limited, Rasmala Partners Ltd., Ali Samir al Shihabi, Imtiaz Hydari, Salman Mahdi, Shirish Saraf, Arif Naqvi and Groupe Cupola Luxembourgeoise Holdings S.A. on January 10, 2002.

** Incorporated by reference to the Schedule TO-C filed by Rasmala Distribution (Bermuda) Limited, Rasmala Distribution (Cayman) Limited, Fadi Ghandour, Rasmala Buyout Fund LP, Rasmala General Partners II Limited, Rasmala Partners Ltd., Ali Samir al Shihabi, Imtiaz Hydari, Salman Mahdi, Shirish Saraf, Arif Naqvi, Groupe Cupola Luxembourgeoise Holdings S.A. and Champa Co-Investors (Cayman) Limited on January 29, 2002.

*** Exhibit B to the Agreement and Plan of Amalgamation, the Memorandum and Association of Aramex International Limited, is hereby incorporated by reference to Amendment No. 2 to Form F-1 filed by Aramex International Limited on December 13, 1996.

        Exhibit D to the Agreement and Plan of Amalgamation is hereby incorporated by reference to Exhibit (d)(10) herein, the Deed of Variation among Fadi Ghandour and Aramex International Limited.

        Exhibit E to the Agreement and Plan of Amalgamation is hereby incorporated by reference to Exhibit (d)(12) herein, the Letter of Appointment among William Kingson and Aramex International Limited.

**** Incorporated by reference to Amendment No. 1 to Form F-1 filed by Aramex International Limited on November 6, 1996.

***** Incorporated by reference to Amendment No. 1 to the Schedule TO-T/13E-3 filed by Rasmala Distribution (Bermuda) Limited, Rasmala Distribution (Cayman) Limited, Fadi Ghandour, Rasmala Buyout Fund LP, Rasmala General Partners II Limited, Rasmala Partners Ltd., Ali Samir al Shihabi, Imtiaz Hydari, Salman Mahdi, Shirish Saraf, Arif Naqvi, Groupe Cupola Luxembourgeoise Holdings S.A. and Champa Co-Investors (Cayman) Limited on January 29, 2002.

****** Incorporated by reference to Amendment No. 2 to the Schedule TO-T/13E-3 filed by Rasmala Distribution (Bermuda) Limited, Rasmala Distribution (Cayman) Limited, Fadi Ghandour, Rasmala Buyout Fund LP, Rasmala General Partners II Limited, Rasmala Partners Ltd., Ali Samir al Shihabi, Imtiaz Hydari, Salman Mahdi, Shirish Saraf, Arif Naqvi and Groupe Cupola Luxembourgeoise Holdings S.A. and Champa Co-Investors (Cayman) Limited on February 8, 2002.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13E-3 is true, complete and correct.

                                  ARAMEX INTERNATIONAL LIMITED



Dated:  February 8, 2002          By: /s/ WILLIAM S. KINGSON
                                     ---------------------------------
                                     Name:  William S. Kingson
                                     Title: Chairman of the Board of Directors



Dated:  February 8, 2002              /s/ WILLIAM S. KINGSON
                                     ---------------------------------
                                     Name:  William S. Kingson